# Bluerock Capital Markets, LLC

**(a wholly owned Subsidiary of BR Capital Markets, LLC)**

**(a Massachusetts limited liability company)**

---

**Financial Report**

**December 31, 2018**

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67058 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                  MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluerock Capital Markets, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad Kirschenblatt                                                    516.222.9111
                                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran, PLLC

(Name – if individual, state last, first, middle name)

| 1111 Michigan Ave | East Lancing | MI | 48823 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)
Potential persons who are to respond to the collection of
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# OATH OR AFFIRMATION

I, Paul Dunn _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluerock Capital Markets, LLC _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RIMA BATARSEH
Commission # 2123700
Notary Public - California
Orange County
My Comm. Expires Sep 11, 2019

_____
Signature

EVP/CCO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Bluerock Capital Markets, LLC

**plante**
**moran**

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Member
Bluerock Capital Markets, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bluerock Capital Markets, LLC as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bluerock Capital Markets, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Bluerock Capital Markets, LLC's management. Our responsibility is to express an opinion on Bluerock Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to Bluerock Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Plante & Moran, PLLC*

We have served as Bluerock Capital Markets, LLC's auditor since 2013.
East Lansing, Michigan
February 27, 2019

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**Bluerock Capital Markets, LLC**
**Balance Sheet**
**December 31, 2018**



**Assets**


| | | |
|---|---|---:|
| Cash | $ | 1,188,595 |
| Accounts receivable | | 58,909 |
| Prepaid expenses and other assets (Note 2) | | 707,026 |
| Due from Related Party (Note 4) | | 10,607 |
| Equipment and software - net (Note 5) | | 87,726 |
| Total Assets | $ | 2,052,863 |


**Liabilities and Member's Equity**


| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable, accrued, and other liabilities | $ | 353,912 |
| Due to Related Party (Note 4) | | 38,826 |
| Payable to commissioned agents | | 658,346 |
| Note payable (Note 8) | | 11,794 |
| Total liabilities | $ | 1,062,878 |
| | | |
| Member's Equity | $ | 989,985 |
| | | |
| Total Liabilities and Member's Equity | $ | 2,052,863 |

See Notes to Financial Statements

# Bluerock Capital Markets, LLC

## Note 1 - Nature of Business and Significant Accounting Policies

**Organization and Nature of Business** - Bluerock Capital Markets, LLC (the "Company"), is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(1). The Company was formed on August 5, 2005 as Sunbelt New England Equities. It was then sold to Halcyon Holdings on June 15, 2009 and the name changed to Halcyon Capital Markets, LLC. BR Capital Markets, LLC (currently the Company's sole member) purchased 20 percent of the Company's LLC units on December 23, 2010. BR Capital Markets, LLC purchased the remaining LLC units in 60 percent and 20 percent increments on April 5, 2011 and October 21, 2011, respectively. Upon completion of these purchases, the Company's name was changed to Bluerock Capital Markets, LLC.

**Basis of Accounting** – The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

**Business Cycle** – The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company's circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

**Cash** - For financial statement purposes, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents. The Company periodically holds cash in excess of federally insured amounts.

**Accounts Receivable** – Accounts receivable are based on current contracts and stated at estimated net amounts due. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts are determined to be uncollectible they are charged to operations at the time of such determination.

**Equipment and Software** - Equipment and software are recorded at cost. Depreciation is computed using straight-line methods for all assets over a period of three to five years.

**Fair Value of Financial Instruments** - The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The carrying value of these instruments approximates their estimated fair value.

**Impairment of Long-Lived Assets** - The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully

## Note 1 - Nature of Business and Significant Accounting Policies
### (Continued)

recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

**Commission Revenue and Expense** – The Company recognizes commission revenue on the trade-date as securities transactions occur. The related commission expense payable to independent agents is also recorded on the same trade-date basis.

**Income Taxes** - Income or loss of the Company is allocated wholly to its sole member. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the sole member on its income tax returns.

**Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Recent Accounting Pronouncements -** In February 2016, the FASB issued ASU 2016-02, "Leases Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective beginning after December 15, 2018. The Company is currently evaluating the new guidance to determine the impact it will have on its financial statements and has elected not to adopt this ASU early in these financial statements.

## Note 2 – Commission Financing Agreement

On September 30, 2015, the Company entered into a Commission Financing Agreement with Total Income+ Real Estate Fund, a Delaware Statutory Trust (the "Fund") and Northern Lights Distributors, LLC, a Nebraska limited liability company (the "Distributor"). The Fund is a closed-end registered investment company under the Investment Company Act of 1940, as amended, and in the case of certain share classes of the Fund, an investor pays no commission on its purchase, but the Distributor has agreed to pay commissions to the selling broker-dealer pursuant to the Fund's prospectus ("Advanced Commissions"). The Distributor is entitled to receive distribution and shareholder servicing plan fees ("Plan Fees") for a period of time, and contingent deferred sales charges ("CDSCs") as repayment of the Advanced Commissions. Pursuant to the terms of the Commission Financing

# Bluerock Capital Markets, LLC

## Note 2 – Commission Financing Agreement
### (Continued)

Agreement, the Company is to assist the Distributor in its efforts by providing for the Advanced Commissions, and the Distributor has assigned its recoupment rights to the Company, such recoupment in the form of Plan Fees and CDSCs payable proportionally over the 12-month period succeeding each Advanced Commission payment. The Plan Fees are based on Fund Net Asset Value ("NAV") and can fluctuate from month to month. On May 2, 2018, the Company entered into a superseding Agreement with Total Income+ Real Estate Fund, a Delaware Statutory Trust (the "Fund") and ALPS, Inc, a wholly-owned subsidiary of Kansas City based DST Systems, Inc. (the "Distributor").

The Company carries the balance of Advanced Commissions net of any recoupment related thereto as a component of "Prepaid expenses and other assets" on the balance sheet. The Advance Commissions are payable monthly on an arrearage basis, but are not included as a component of Accounts Payable, accrued or other liabilities as of the balance sheet date because the Advanced Commissions do not meet the true definition of a liability as it will be recouped over the course of the succeeding 12 months.

As of December 31, 2018, the Company paid total Advanced Commissions of $3,537,567, of which $3,026,315 has been recouped through Plan Fees, resulting in $511,252 in future recoupment, which is presented as a component of Prepaid expenses and other assets on the balance sheet.

## Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $198,845, and net capital requirements of $70,859. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 5.35 to 1.

## Note 4 - Related Party Transactions

For the year ended December 31, 2018, the entire amount of the Company's commission income, approximately $14 million, was earned from investor transactions in various investment funds related to the Company by common control.

As of December 31, 2018, the Company is due reimbursable expenses in the amount of $10,607 from a related entity through common ownership and owes expenses in the amount of $37,623 as well as reimbursable non-expenses in the amount of $1,203 to a related entity through common ownership.

# Bluerock Capital Markets, LLC

## Note 4 – Related Party Transactions
### (Continued)

For the year ended December 31, 2018, the Company expensed $224,009 to Bluerock Real Estate Holdings, LLC, an entity related by common control, for shared office space in Southfield, Michigan, use of personnel, and certain overhead expenses. These costs are included in general and administrative expenses on the statement of operations.

For the year ended December 31, 2018, the Company's member, BR Capital Markets, LLC, made contributions of cash in the amount of $11,930,000 to the Company.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties.

## Note 5 - Equipment and Software

Major classes of property and equipment are as follows:

|  | Amount | Depreciable Life - Years |
|---|---|---|
| Computers and equipment | $ 120,166 | 3-5 |
| Furniture and fixtures | 31,090 | 5 |
| Leasehold improvements | 12,327 | 5 |
| Computer software | 24,259 | 5 |
| Total Cost | $ 187,842 | |
| Accumulated Depreciation | (100,116) | |
| Net equipment and software | $ 87,726 | |

Depreciation expense was $30,059 for the year ended December 31, 2018.

Repairs and maintenance costs are charged to expense as incurred. All repairs or maintenance that increases the value, capacity, or lives of assets are capitalized and depreciated over their estimated useful lives.

## Note 6 -Leases

The Company occupies office space at 4100 Newport Place, Suite 710 and 720 in Newport Beach, California and at 20 West 55th Street in New York, New York under operating agreements through January 31, 2022 and July 31, 2020, respectively.

The Company has entered into an agreement with Bluerock Real Estate, LLC ("BRRE") effective June 28, 2017 for the New York office space lease that commenced on July 1, 2017 and expires on July 31, 2020. Per the agreement, the Company agrees to reimburse the rental payments made by BRRE on behalf of the Company.

Minimum future rental payments under non-cancelable operating leases having the following payments are as follows:

| Years Ending | Rental Payments |
|---|---|
| 12/31/2019 | $ 296,175 |
| 12/31/2020 | 217,863 |
| 12/31/2021 | 106,389 |
| 12/31/2022 | 8,887 |
| Total future lease payments | $ 629,314 |

## Note 7 – Economic Dependency

The Company is dependent on related entities, properties, and equity offerings, for revenue and equity contributions that are essential and critical, including but not limited to commission income, reimbursed costs, and member contributions. In the event that these related entities and properties are unable to provide substantial income and equity contributions, the Company would be required to seek revenue from other sources.

## Note 8 - Note Payable

The Company entered into a premium finance agreement in the amount of $70,040 for an Error and Omissions ("E & O") Insurance Policy with a coverage period from April 1, 2018 through April 1, 2019. The loan carries an annual interest rate of 3.09%. As of December 31, 2018, the company has a remaining balance of $11,794 on the note payable. The remaining balance will be paid in 2019. Total interest expense related to this note was $949 and is presented as a component of General and Administrative expense on the Statement of Operations for the year ended December 31, 2018.

## Note 9 – Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

## Note 10 - Adoption of New Accounting Standards

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

## Note 11 - Subsequent Events

The Company has evaluated subsequent events through February 27, 2019, the date on which the financial statements were available to be issued for possible recognition or disclosure in the financial statements.



# BLUEROCK CAPITAL MARKETS, LLC EXEMPTION REPORT

## SEC Rule 17a-5(d)(4)

February 27, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Bluerock Capital Markets, LLC is a broker/dealer registered with the SEC and FINRA

- Bluerock Capital Markets, LLC claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended December 31, 2018

- Bluerock Capital Markets, LLC has met the identified exemption provisions of paragraph (k)(1) of Rule 15c3-3 throughout the year ended December 31, 2018, without exception.



Paul Dunn, EVP & CCO

2/27/19
Date

Caroline Johnson, VP of Finance

2/27/19
Date